Exhibit 99.1

LATAM Airlines Group Projects Operation of 62% for November Reaffirming Demand Recovery

●	This month, LATAM resumed flights to Barcelona-São Paulo (Guarulhos); Rio de Janeiro (Galeão) -Santiago; Córdoba -Santiago-Lima, and more.

Santiago (Chile), November 10, 2021 - LATAM estimates the passenger operation in November 2021 reaching 62% of 2019 levels (measured in available seat kilometers - ASK) and a pre-pandemic context. The positive recovery trend continues in all the countries where the group operates, with significant increases in the overall capacity projection in Brazil, Colombia and Peru. Additionally, several flights that were suspended during the pandemic have been restarted, including Barcelona from São Paulo/Guarulhos; Rio de Janeiro/Galeão from Santiago; and Córdoba, from Santiago and Lima, among others. Finally, the group reaffirms its projection of ending 2021 operating over 65% of 2019 capacity levels.

LATAM plans to operate approximately 1,091 daily domestic and international flights during November, connecting 125 destinations in 16 countries. The cargo business has 1,100 flights scheduled on cargo freighters with an average utilization level that is 19% higher than the same period in 2019. These projections are subject to the evolution of the pandemic as well as travel restrictions in the countries where LATAM operates.

During October 2021, passenger traffic (measured in revenue passenger-kilometers - RPK) was 55.6% in relation to the same period in 2019, based on an operation measured in ASK (available seat-kilometers) of 57.5% compared to October 2019. The load factor decreased 2.7 percentage points, reaching 79.8%.

With regard to cargo operations, the load factor was 60.7%, which corresponds to an increase of 6.1 percentage points compared to October 2019.

LATAM Group Operational Estimate – November 2021

(Measured in ASK)

Brazil

●     64% projected operation (versus November 2019). October 2021 projection reference: 56%

○     89% domestic and 32% international

●     Total November destinations: 47 domestic (equivalent to 541 daily flights on average) and 16 international

●     Updates:

○     International: Restart São Paulo / Guarulhos - Barcelona route

Chile

●     56% projected operation (versus November 2019). October 2021 projection reference: 55%

○     83% domestic and 41% international

●     Total November destinations: 16 domestic (equivalent to 152 daily flights on average) and 20 international

●     Updates:

○     International: Restart Santiago-Córdoba, Santiago-Buenos Aires (Aeroparque), Santiago-Río de Janeiro (Galeão) direct routes

○     Domestic: Restart Santiago-Puerto Natales route

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

Colombia

●     88% projected operation (versus November 2019). October 2021 projection reference: 78%

○     119% domestic and 47% international

●     Total November destinations: 16 domestic (equivalent to 145 daily flights on average) and 4 international

●     Updates:

○     Domestic: New Bogotá-Yopal route

Ecuador

•     34% projected operation (versus November 2019). October 2021 projection reference: 31%

○     109% domestic and 13% international

•     Total November destinations: 7 domestic (equivalent to 32 daily flights on average) and 2 international

Peru

•     62% projected operation (versus November 2019). October 2021 projection reference: 53%

○     83% domestic and 54% international

•     Total November destinations: 19 domestic (equivalent to 160 daily flights on average) and 19 international

Cargo	• 84% projected operation (versus November 2019). October 2021 projection reference: 82% ○ 75% domestic belly and 52% international belly* ○ 122% dedicated freighter

*Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

October 2021 Traffic Report

	October				October		Year to date				Year to date
	2021	2020	% Change		2019	% Change	2021	2020	% Change		2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	5,802	2,310	151.1%		10,435	-44.4%	36,274	35,781	1.4%		103,120	-64.8%
DOMESTIC SSC (1)	1,521	489	211.1%		1,868	-18.6%	10,123	6,780	49.3%		18,183	-44.3%
DOMESTIC BRAZIL (2)	2,626	1,448	81.3%		3,129	-16.1%	17,593	12,940	36.0%		26,778	-34.3%
INTERNATIONAL (3)	1,655	373	343.7%		5,438	-69.6%	8,558	16,062	-46.7%		58,159	-85.3%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	7,273	3,392	114.4%		12,652	-42.5%	50,508	46,441	8.8%		123,358	-59.1%
DOMESTIC SSC (1)	1,926	733	162.6%		2,432	-20.8%	13,599	8,850	53.7%		22,394	-39.3%
DOMESTIC BRAZIL (2)	3,060	1,785	71.4%		3,667	-16.5%	22,273	16,411	35.7%		32,714	-31.9%
INTERNATIONAL (3)	2,287	873	161.9%		6,552	-65.1%	14,636	21,180	-30.9%		68,251	-78.6%

PASSENGER LOAD FACTOR
SYSTEM	79.8%	68.1%	11.7	pp	82.5%	-2.7 pp	71.8%	77.0%	-5.2	pp	83.6%	-11.8	pp
DOMESTIC SSC (1)	79.0%	66.7%	12.3	pp	76.8%	2.2 pp	74.4%	76.6%	-2.2	pp	81.2%	-6.8	pp
DOMESTIC BRAZIL (2)	85.8%	81.1%	4.7	pp	85.3%	0.5 pp	79.0%	78.8%	0.1	pp	81.9%	-2.9	pp
INTERNATIONAL (3)	72.4%	42.7%	29.6	pp	83.0%	-10.6 pp	58.5%	75.8%	-17.4	pp	85.2%	-26.7	pp

PASSENGERS BOARDED (thousand)
SYSTEM	4,571	1,882	142.8%		6,537	-30.1%	29,918	22,777	31.3%		60,780	-50.8%
DOMESTIC SSC (1)	1,997	603	230.9%		2,329	-14.3%	13,275	7,776	70.7%		21,852	-39.2%
DOMESTIC BRAZIL (2)	2,244	1,211	85.4%		2,969	-24.4%	14,804	11,341	30.5%		25,246	-41.4%
INTERNATIONAL (3)	330	68	383.6%		1,239	-73.4%	1,839	3,660	-49.8%		13,682	-86.6%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	266	281	-5.2%		299	-10.8%	2,469	2,526	-2.3%		2,900	-14.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	439	401	9.5%		547	-19.8%	3,832	3,864	-0.8%		5,264	-27.2%

CARGO LOAD FACTOR
SYSTEM	60.7%	70.1%	-9.4	pp	54.6%	6.1 pp	64.4%	65.4%	-1.0	pp	55.1%	9.3	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM is the leading group of airlines in Latin America, with a presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, and international operations both within Latin America and to/from Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM Airlines freighter subsidiaries. In addition to having access to the passenger cargo holds of LATAM Airlines Group, they have a fleet of 11 freighters, which will gradually increase to a total of 21 freighters by 2023.

They operate on the LATAM Group network, as well as international routes that are solely used for cargo. They offer modern infrastructure, a wide variety of services and protection measures to meet all customer needs.

For press inquiries write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

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